AB
3/17

RECEIVED
MAR 01 2011
SEC MAIL PROCESSING SECTION
WASH, D.C.
193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-53341

*KH 3/16

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

DANSKE MARKETS INC.

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Holmens Kanal 2-12
(No. and Street)

Copenhagen (City) DK-1092 (State) Denmark (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henrik Madsen 45-45128026
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name - if individual, state last. first. middle name)

60 Broad Street (Address) **New York** (City) **NY** (State) **10004** (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11020376

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Henrik Madsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Danske Markets Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

PATRICIA A. NELSON
Notary Public, State of New York
No. 24-4798557
Qualified in Kings County
Commission Expires Sept. 30, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

Statement of Financial Condition and Report of
Independent Registered Public Accounting Firm

DANSKE MARKETS INC.

(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

December 31, 2010

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306
T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTRERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Danske Markets Inc.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

We have audited the accompanying statement of financial condition of Danske Markets Inc. (A Wholly Owned Subsidiary of Danske Bank A/S, Denmark) (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Danske Markets Inc. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 4, the Company has extensive transactions with its Parent.

Grant Thornton LLP

New York, New York
February 28, 2011

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)
Statement of Financial Condition
December 31, 2010
(expressed in U.S. dollars)

ASSETS	
Cash	$ 2,246,976
Due from broker	4,990,651
Fixed assets, net	1,430,529
Prepaid taxes	173,177
Prepaid expenses	2,436,227
Other assets	32,014
Total assets	$ 11,309,574
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Due to Parent	$ 777,941
Accounts payable	137,286
Accrued expenses	2,139,102
Taxes payable	39,310
Total liabilities	3,093,639
STOCKHOLDER'S EQUITY	
Common stock, $0.01 par value; 1,000 shares authorized; 10 shares issued and outstanding	-
Additional paid-in capital	8,000,000
Retained earnings	215,935
Total stockholder's equity	8,215,935
Total liabilities and stockholder's equity	$ 11,309,574

The accompanying notes are an integral part of this statement.

1. GENERAL BUSINESS

Danske Markets Inc. (the "Company"), a wholly-owned subsidiary of Danske Bank A/S, a Denmark entity (the "Parent"), was incorporated in Delaware on February 12, 2001, is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 (the "Act") and is a member of the Financial Industry Regulatory Authority ("FINRA") as a broker-dealer. The Company's primary business activities include merger and acquisition advisory services, securities underwriting, acting as an adviser, agent, broker or riskless principal in purchase or sale of securities of a company and acting as a "chaperone" under Rule 15a-6 of the Act for Danske Bank A/S. The Company does not carry customer accounts and is accordingly exempt from the Act's Rule 15c3-3 (the Customer Protection Rule) pursuant to Provision k(2)(i) of the rule. In 2006, the Company moved its offices from New York to Copenhagen, Denmark. In 2010, the Company started a branch in New York. The Company's books and records are maintained in U.S. dollars.

The Company receives significant support from its Parent, which provides back office functions for the Company under an Intergroup Service Agreement. (See Note 4.)

2. SIGNIFICANT ACCOUNTING POLICIES

Investment Banking

Investment banking revenue includes gains, losses and fees, net of syndicate expense, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales commissions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Securities Transactions

The Company records securities transactions executed for its customers on a settlement-date basis. Related revenues and expenses from these transactions are recorded on a trade-date basis. Transactions denominated in a foreign currency are translated into United States dollars at the prevailing rates of exchange at period-end.

Fixed Assets

Fixed assets are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of assets as follows:

	Estimated Life (Years)
Computer software and hardware	3
Telecommunications equipment	3
Furniture, fixtures and equipment	3
Leasehold improvements	Shorter of expected life or term of lease with a maximum of 10 years

Expenditures for additions, renewals and betterment of property and equipment above $17,500 are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations.

Prepaid Expenses

Prepaid expenses includes mainly prepaid compensation bonuses of $2,400,297 for various employment contracts which require the employees to stay with the Company for a certain length of time. These amounts are amortized over the contract terms on a straight-line basis.

Income Taxes

The Company is included in the consolidated tax return filed by its Parent in Denmark. The Company determines its provision for income taxes as if on a separate return basis. Taxes paid to the Danish tax authority are claimed as foreign tax credit on the Company's U.S. federal tax return. Deferred income taxes would be recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to the differences between the tax and financial reporting bases of assets and liabilities, if applicable. The realization of deferred tax assets, if any, is assessed and a valuation allowance established for the portion of the assets for which it is more likely than not that the deferred tax asset will not be realized.

Fair Value

The Company adopted guidance issued by Financial Accounting Standards Board ("FASB") to establish accounting and reporting standards related to Disclosures about Fair Value of Financial Instruments. The guidance requires entities to disclose information about the estimated fair value of their financial instruments. At December 31, 2010, the fair values of most of the Company's assets and liabilities are not different from their respective book values due to their short-term nature.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(expressed in U.S. dollars)

Chpaperone Fee

The Company acts as a "chaperone" under Rule 15a-6, whereby it will facilitate access to, and execution of, securities transactions with institutional investors, primarily for its Parent. (See Note 4.)

3. INCOME TAXES

At December 31, 2010, the Company had carryforward losses of approximately $1,626,000, which may be used to offset future U.S. state and local taxable income through 2025. The Company's deferred tax asset of $1,390,000 at December 31, 2010, which is primarily related to such net operating loss benefit, has been fully reserved with an allowance, as the Company's U.S. source of income subject to U.S. state and local taxes is not sufficient to make it likely that the Company may realize the benefits. The Company is liable for Danish national tax for income generated in Denmark.

The accounting pronouncement for Uncertainty in Income Taxes (the "pronouncement") provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. The pronouncement requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year. Management's determinations regarding the pronouncement may be subject to review and adjustment at a later date based upon factors including, but not limited to, an ongoing analysis of tax laws, regulations and interpretations thereof. No interest or penalty expense was recorded by the Company for the year ended December 31, 2010 or accrued for as of December 31, 2010.

4. RELATED PARTY TRANSACTIONS

During the normal course of business, the Company engages in significant transactions with affiliated companies. Pursuant to a service agreement (the "Intergroup Service Agreement") effective October 1, 2005, the Parent has agreed to provide intergroup transactions at cost. Intergroup transactions consist of providing bank accounts, premises, office machines, advertising and marketing, internal auditing, insurance and other administrative-related expenses. For the year ended December 31, 2010, the total of such expenses incurred amount to $107,257. At December 31, 2010, expense reimbursement due to Parent amounted to $0.

On April 1, 2003, the Company entered into a 24-month 15a-6 Agreement (the "Agreement") with its Parent and agreed to act as the U.S. "chaperoning" broker-dealer in accordance with Rule 15a-6(a)(3) under the Act, as defined. The Agreement is automatically renewable each year for an additional 12 months unless terminated by the parties. As compensation for its services, the Company receives a monthly fee of $25,000. For the year ended December 31, 2010, the Company earned and received $300,000 from the Parent.

On July 12, 2010, the Company entered into an expense sharing agreement with its Parent about sharing the cost of the premises and administration services at the shared New York location. The agreement can be terminated with one business day notice. As compensation for the services provided the Company pays a monthly fee of 37% of the occupancy cost and 35% of administrative expenses.

(expressed in U.S. dollars)

During the establishing of the New York branch the Parent has provided the Company with development and implementation of software and a telephone system amounting $1,291,300 per December 31, 2010 of which $1,038,069 is capitalized.

On September 1, 2010, the Company entered into a Service Level Agreement (the "SLA") with its Parent. Under the SLA, the Parent will facilitate the settlement of securities transactions of the Company's institutional investors in the United States in non-US securities. Orders will be executed and settled by the Parent. Gross commissions from customer transactions are collected by the Parent and are remitted to the Company net of the Parent's share of 20% of the commissions earned, which amounted to $91,178 for the year ended December 31, 2010. The agreement can be terminated with 90 business days notice.

At December 31, 2010, cash balance of $2,246,976 is held at the Parent. The account is maintained in a U.S. dollar account at the Parent. The Company has a payable to the Parent of $777,941. At December 31, 2010, accrued expenses included $1,410,820 due to the Parent.

5. FIXED ASSETS

Fixed assets are carried at cost less accumulated depreciation and depreciated using the straight-line method over the estimated economic life of the asset. Expenditures for maintenance and repairs are recognized as expenses in the statement of operations when incurred, while additions and improvements are capitalized.

Fixed assets consisted of the following at December 31, 2010:

	Computer Software and Hardware	Telecom-munications Equipment	Furniture, Fixtures and Equipment	Leasehold Improvements	Total
Balance, January 1, 2010	$ -	$ -	$ -	$ -	$ -
Additions	992,092	45,977	46,734	452,508	1,537,311
Balance, December 31,	992,092	45,977	46,734	452,508	1,537,311
Accumulated depreciation and amortization	(82,674)	(3,831)	(5,193)	(15,084)	(106,782)
Fixed assets, net	$ 909,418	$ 42,146	$ 41,541	$ 437,424	$ 1,430,529

Total depreciation and amortization during the year amounted to $106,782.

6. DUE FROM BROKER

The amounts due from broker represent the net receivable for funds held by the brokers which result from amounts transferred to the brokers to serve as deposits, amounts which have not yet been invested and proceeds from realized securities transactions. It is the Company's policy to monitor the credit standing of the brokers with whom it conducts business. As of December 31, 2010, due from broker balance includes an investment in money market funds that are held at the broker.

7. NET CAPITAL

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of customer debit items, as defined. At December 31, 2010, the Company had net capital of $2,194,921, which exceeded its requirement of $250,000 by $1,845,108.

8. CONCENTRATION OF CREDIT RISK

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligation under contractual terms. All of the clearing and depository operations for the Company are performed by the clearing brokers pursuant to clearance agreements. The clearing brokers and the Company review, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by the counterparties in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

9. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the financial statements.

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures Related to
an Entity's SIPC Assessment Reconciliation

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

December 31, 2010

GrantThornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder of
Danske Markets Inc.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Danske Markets Inc. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records [a copy of the check payable to SIPC or transaction per broker statement], noting no differences;

2. Compared the amounts from the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC -7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 for the year ended December 31, 2010 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above. It is not intended for, and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 28, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended DEC. 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053341 FINRA DEC
DANSKE MARKETS INC
HOLMENS KANAL 2-12
COPENHAGEN DENMARK DK - 1092
DENMARK

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Rosemary Burns 1-212-425-779

2. A. General Assessment (item 2e from page 2)		$ 2623.25
B. Less payment made with SIPC-6 filed (exclude interest)		(740.64)
Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1882.61
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1882.61
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1882.61	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

DANSKE MARKETS INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of FEB., 2011.

HENRIK S. MADSEN, President &C
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN. 1, 20 1c and ending DEC 31, 201
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,025,560
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	23,581
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	5458
(7) Net loss from securities in investment accounts.	
Total additions	29,039
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	5,302
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	5302
2d. SIPC Net Operating Revenues	$ 1,049,297
2e. General Assessment @ .0025	$ 2623.25
	(to page 1, line 2.A.)

Independent Registered Public Accounting Firm's Report on Internal Control Required by SEC Rule 17a-5

DANSKE MARKETS INC.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

December 31, 2010

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
60 Broad Street, 24th Floor
New York, NY 10004-2306

T 212.422.1000
F 212.422.0144
www.GrantThornton.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)

To the Board of Directors and Stockholder of
Danske Markets Inc.
(A Wholly Owned Subsidiary of Danske Bank A/S, Denmark)

In planning and performing our audit of the financial statements of Danske Markets Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America ("US GAAP"). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Danske Markets, Inc. as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated February 28, 2011. During the course of our audit, we noted errors related to the application of accounting principles in the capitalization of fixed assets and accounting for certain compensation arrangements, due to insufficient knowledge of Company personnel with US GAAP. These errors resulted in a deduction of net loss from approximately $6,791,000 to $2,914,000 for the year ended December 31, 2010. In addition, these errors resulted in an increase in the Company's net capital from approximately $1,900,000 to $2,100,000 as of December 31, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives, except for the material weakness noted above.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 28, 2011